SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No.______)* WHITMAN CORPORATION (Name of Issuer) Common Stock (Title of Class of Securities) 96647K102 (CUSIP Number) Check the following box if a fee is being paid with this statement _. (A fee is not required only if the filing person:
(1) has a previous statement on files reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). [Continued on following page (s)] Page 1 of_4_Pages Page 2 of 4
                     13G              CUSIP               NO._96647K102____

1 NAME OF  REPORTING  PERSON  S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
PERSON      Cooke      &      Bieler,      Inc.      I.D.       #23-1392932
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2  CHECK  THE  APPROPRIATE  BOX  IF A  MEMBER  OF  A  GROUP  (a)  _  (b)  _
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3                     SEC                     USE                      ONLY
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4    CITIZENSHIP    OR   PLACE    OF    ORGANIZATION    Philadelphia,    PA
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5            SOLE            VOTING             POWER             4,260,900
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6              SHARED              VOTING              POWER              0
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7           SOLE           DISPOSITIVE            POWER           5,400,500
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8             SHARED             DISPOSITIVE             POWER            0
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9 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 5,481,800
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10 CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW 9  EXCLUDES  CERTAIN  SHARES
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11   PERCENT   OF   CLASS   REPRESENTED   BY   AMOUNT   IN   ROW   9   5.3%
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12          TYPE          OF          REPORTING          PERSON          IA
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Page 3 of 4 13G 1a. Name of Issuer:  _WHITMAN CORPORATION b. Address
of   Issuer's   Principal   Executive   Offices:   ________3501   Algonquin
Road_______________ ________Rolling Meadows, IL 60008__________ 2a. Name of
Person  Filing:__Cooke  & Bieler,  Inc._ b. Address of  Principal  business
Office: ________1700 Market Street, Suite 3222_______ ________Philadelphia,
Pennsylvania  19103___  c.   Citizenship:_______USA____________________  d.
Title  of  Class  of   Securities:___Common   Stock_  e.   Cusip   Number:_
96647K102________________ 3. Person Filing is an:__Investment Adviser registered under Sction 203 of the Investment Advisers Act of 1940. 4a.
Amount   of   Beneficially    Owned:    __5,481,800___    b.   Percent   of
Class:____5.3%______ c. Number of shares as to which Such Person: i. sole power to vote or direct the vote:___4,260,900_________ ii. shared power to vote or direct the vote:______0___________ iii. sole power to dispose or to direct the disposition of:___5,400,500______ iv. shared power to dispose or to direct the disposition of:______0________ 5. This statement is being filed to report the fact that as of 12/31/96 the____ reporting person continues to be the beneficial owner of more than five percent of the security described above._____________________________ 6. Not applicable.
7. Not  applicable.  8. Not applicable.  1 Not applicable.  Page 4 of 4 13G
       10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. March 5, 1997__________________________________________________
---------------------------------------------------  Charles  E.  Haldeman,
Jr., Principal___________________















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